Exhibit 21

HOMEOWNERS CHOICE, INC.

Subsidiaries

As of December 31, 2009, the Company had the following active subsidiaries:

Wholly-owned subsidiaries of Homeowners Choice, Inc.	State or Sovereign Power of Incorporation

Homeowners Choice Property & Casualty Insurance Company, Inc.	Florida

Homeowners Choice Managers, Inc.	Florida

Southern Administration, Inc.	Florida

Claddaugh Casualty Insurance Company Ltd.	Bermuda